Blazzard, Grodd & Hasenauer, P.C.
943 Post Road East
Westport, CT 06880
(203) 226-7866


VIA EDGAR

May 3, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Preferred Life Variable Account C - File No. 33-26646
    CIK No. 0000845775
    Accession No. 0000845775-99-000016
    -----------------------------------------------------

Ladies and Gentlemen:

On Wednesday, April 28, 1999, the above-referenced filing was inadvertently filed as a 485BPOS. In fact, this filing should have been filed as a 485APOS. Pursuant to Securities Act Rule 477, we are requesting that this filing be withdrawn.

We are filing for a withdrawal under Form Type AW and further we are also refiling Post-Effective Amendment No. 16, File No. 33-26646 to appropriately reflect this registration as a 485APOS filing.

Please contact the undersigned with any questions concerning the above.

Sincerely,

BLAZZARD, GRODD & HASENAUER, P.C.



By: /s/LYNN KORMAN STONE
   -----------------------------
   Lynn Korman Stone